# LEBENTHAL FINANCIAL SERVICES, INC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67140 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lebenthal Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Broadway, Ste 238
(No. and Street)

| Jericho | NY | 11753 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hartzman 516-349-5555
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

| 517 Route One | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Michael Hartzman_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Lebenthal Financial Services, Inc._____ , as
of _December 31_____ , 20 20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



AMANDA L KHAIT
Notary Public - State of New York
No. 01KH6339541
Qualified in Nassau County
My Commission Expires April 04, 2024

_____
Signature

_President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# LEBENTHAL FINANCIAL SERVICES, INC

## DECEMBER 31, 2020

## TABLE OF CONTENTS

**Independent Auditors' Report**

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Stockholder of
Lebenthal Financial Services, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Lebenthal Financial Services, Inc.** (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2021

# LEBENTHAL FINANCIAL SERVICES, INC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2020

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 55,428 |
| Due from clearing firm | | 50,109 |
| Fee receivables | | 147,168 |
| Other assets | | 31,611 |
| **Total assets** | $ | **284,316** |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

Liabilities:

| | | |
|---|---|---|
| Accounts payable, accrued expenses and other liabilities | $ | 19,147 |
| Bank loan payable | | 202,000 |
| Due to affiliate | | 55,000 |
| **Total liabilities** | | 276,147 |

Stockholder's Equity:

| | | |
|---|---|---|
| Common stock, no par value, 200 shares authorized, | | |
| 100 shares issued and outstanding | | 25,000 |
| Additional paid-in capital | | 631,947 |
| Retained earnings | | (648,778) |
| Stockholder's equity | | 8,169 |
| **Total stockholder's equity** | | |
| **Total liabilities and stockholder's equity** | $ | **284,316** |

See notes to the financial statement

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Lebenthal Financial Services, Inc. (the "Company"), founded in 2005, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA). The Company has grown into a multi-line financial services firm serving businesses, individual clients, institutions, endowments and foundations. The Company is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, ETF's, Mutual Funds, Retirement Programs, Investment Advisory Services, Annuities, Bonds and Life Insurance.  The business operates from an office located in Plainview, New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of accounting
The accompanying statement of financial condition is presented on an accrual basis.  Income is recognized when earned.  The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

### Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

### Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company had no cash equivalents as of December 31, 2020. As of that date its cash was held in a single financial institution located in the United States.

### Revenue recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### *Revenue recognition* *(continued)*

Commissions
The Company commissions are comprised of mutual funds and 12B1 fees. The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company believes that performance obligation is satisfied at the point-in-time of distribution to the investor. The Company generates two types of commission revenue though such arrangements: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

### *Current Expected Credit Losses*
On January 1, 2020, the Company adopted FASB ASC 326 - "Financial Instruments - Credit Loses ("ASC Topic 326) which replaces the incurred loss methodology with the current expected credit loss ("CECL) methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. As of December 31, 2020, the current receivables from its Customers included 12B1 fee income. The Company reviews the credit quality of its customers and determined that no allowance for credit losses was required as of December 31,2020.

### *Leases*
In connection with the new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective approach. As of January 1, 2020, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right of uses asset or an offsetting lease obligation.

### *Deposit with Clearing Broker*
The Company, per the terms of its clearing agreement, is required to maintain a security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. As of December 31, 2020, this amount was $50,108.

### *Receivable from Clearing Broker*
The Company clears all security transactions through its clearing broker. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing broker to be fully collectible, and accordingly, no allowance has been established as of December 31, 2020. As of December 31, 2020, the amount due from the broker was $1.

## 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Income taxes
No provision has been made for federal income taxes.  The Company has elected to be treated as an S Corporation under the Internal Revenue Code and, where permitted, under the related sections of applicable state tax codes.  The Company's stockholders include the operations of the Company in their individual income tax returns.  The Company pays state franchise tax, when applicable.

### Uncertain tax position
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 Accounting for Uncertainty in Income Taxes.  As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.  Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

## 3.  RELATED PARTY TRANSACTIONS

The Company at times is advanced money by its stockholder or other stockholder owned entities on a short-term basis. At December 31, 2020, there was a non-interest bearing $55,000 due to a stockholder owned entity, for which occupancy related expenses and certain expenses are expected to be paid in full in the near term.  During 2020, $45,000 of such expenses were forgiven and will not be paid back.

## 4.  NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $31,390, which exceeded the required minimum net capital of $5,000 by $26,390. Aggregate indebtedness at December 31, 2020 totaled $74,148. The Company's percentage of aggregate indebtedness to net capital was 236.22%.

## 5.  OTHER ASSETS

As of December 31, 2020, other assets primarily consisted of prepaid expenses for regulatory expenses and insurance.

## 6. PPP BANK LOAN PAYABLE

The Company received loan proceeds in the amount of approximately $202,000 under the Paycheck Protection Program ("PPP") in May of 2020 from Citibank Bank. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. As of December 31, 2020, although the Company has used the proceeds for purposes consistent with the PPP, this loan has not been forgiven, but we believe that will be the case in 2021.

## 7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2020 through the date these financial statements were available to be issues and determined that there are no material events that would require disclosures in the Company's financial statements.

## 8. COVID - 19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the company. To date, the Company is not experiencing any decline in revenues.